April 21, 2014

Via EDGAR Submission

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Ji Kim, Attorney Advisor
Maryse Mills-Apenteng, Special Counsel

	Re:	iHookup Social, Inc. (f/k/a Titan Iron Ore Corp.) Preliminary Information Statements on Schedule 14C Filed: March 21, 2014 and April 8, 2014
File No. 000-52917

Ladies and Gentlemen:

On behalf of iHookup Social, Inc., formerly Titan Iron Ore Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), we are writing to respond to the comment raised in the letter to the Company, dated April 17, 2014 (the “Comment Letter”), from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s two Preliminary Information Statements on Schedule 14C, filed with the Commission on March 21, 2014 (“First Schedule 14C”) and April 8, 2014 (“Second Schedule 14C”) (File No. 000-52917).

For your convenience, set forth below in bold face type is the exact text of the comment provided in the Comment Letter. The Company’s response thereto immediately follows.

Facing Page

1.	On the facing page of the information statement, you identify your company name as “Titan Iron Ore Corp.” Based on the information statement filed on March 21, 2014, it appears you recently changed your name to “iHookup Social, Inc.” We note that you have also updated your company information on the EDGAR system to identify your name as “iHookup Social, Inc.” Please advise if your corporate name change has been effected and revise the information statement, as appropriate.

Response:

The purpose of the First Schedule 14C was to notify our stockholders and the public about the approval of five corporate actions, which included the our name change from “Titan Iron Ore Corp.” to “iHookup Social, Inc.” and the change of our OTC stock symbol from “TFER” to “HKUP”. We believe Rule 14c-2(b) of the Securities Exchange Act of 1934 requires us to wait at least 20 calendar days after filing the First Schedule 14C before effecting any corporate actions described therein. Thus, we waited until April 10, 2014 before filing the Amended and Restated Articles of Incorporation with the Nevada Secretary of State and effecting the name change. Accordingly, the name on our charter changed from “Titan Iron Ore Corp.” to “iHookup Social, Inc.” officially on April 10, 2014.

In order to begin operating with a name that better represents our current business prior to the official name change, we filed a d/b/a under “iHookup Social, Inc.” with the County of Santa Clara. Accordingly, we updated our company information on the EDGAR system prior to the official name change. However, due to an error in recording the name “Titan Iron Ore Corp.” on the Fictitious Business Name Statement, the d/b/a filing was rejected. Unfortunately, we were unaware of the error until April 21, 2014 and did not seek to amend our d/b/a filing prior to our official name change. Please see the attached Transmittal #258920 from the County of Santa Clara.

Amend the Articles of Incorporation to Effect a Reverse Stock Split

2.	Please revise to clarify whether you have any specific plans, proposals or arrangements to issue new shares of common stock that would be available after your reverse stock split.

Response:

We are currently having conversations with potential investors. Accordingly, it is possible that we may issue additional shares of common stock. However, at this point, there is no written agreement obligating us to do so.

Fractional Shares shall be rounded up

3.	Here you state that fractional shares will be rounded up to the next whole share. However, under “Effects of the reverse stock split on Voting Rights,” you state that the number of record stockholders would only be impacted if stockholders receive “cash for [their fractional] interest after the reverse stock split.” Please revise to clarify this inconsistency.

Response:

We had previously contemplated giving cash for any stockholder’s fractional interest after the reverse stock split, but ultimately decided to round up any fractional shares. The reference above from the Second Schedule 14C was an oversight and we will delete it from the definitive statement.

The Company’s 2014 Equity Incentive Plan

4.	We note that you have reserved 12,067,859 shares of common stock for issuance under the new 2014 equity incentive plan. Please tell us whether you currently have any specific plans to grant awards under the plan. If so, please provide the information required under the new plan benefits table and all applicable information required by Item 10 of Schedule 14A. If not, please clarify that you have no current plans to grant any awards under the 2014 equity incentive plan or, if applicable, that such plans are presently undeterminable.

Response:

In the future, we intend to hire additional personnel and use grants under the new 2014 equity incentive plan to help attract qualified employees. The 2014 equity incentive plan will also be used to make grants to further reward and incentivize current employees and others. We believe the information required by Item 10(b)(2)(i)(E) of Schedule 14A has been adequately discussed in the Second Schedule 14C under the heading “Summary of Certain Federal Income Tax Consequences.” Please see below for the remaining information required by Item 10.

Currently, we have plans to grant options to our CFO and two new employees who are not executive officers after the plan becomes effective. Please see below.

2014 Equity Incentive Plan

Name and Position	Dollar Value ($) (2)	Number of Options (1)
Frank Garcia, CFO	FMV at time of grant	1,000,000
Executive Officer Employees as a group	FMV at time of grant	1,000,000
Non-Executive Officer Employees as a group	FMV at time of grant	1,300,000

(1) The number of options provided above are post-reverse stock split numbers.

(2) We plan to grant the above options shortly after the 2014 equity incentive plan becomes effective. The dollar value of such options shall be fair market value at the time of grant and are not determinable at this time.

Name and Position	Number of Options for Shares of Common Stock (1)	Vesting (3)	Dollar Value ($) (2)	Exercise Price ($/per share)	Option Expiration Date (3)
Frank Garcia, CFO	1,000,000	TBD	32,000	$0.0010	TBD
Executive Officer Employees as a group	1,000,000	TBD	32,000	$0.0010	TBD
Non-Executive Officer Employees as a group	1,300,000	TBD	41,600	$0.0011	TBD

(1) The nrovided above are post-reverse stock split numbers.

(2) We plan to grant the above options shortly after the reverse stock split and the 2014 equity incentive plan become effective. The dollar value of such options shall be fair market value at the time of grant. For now, the table above is using the share price of $0.032, which takes into account the 20-to-1 reverse split from the share price of $0.0016 as of April 21, 2014.

(3) To be determined at the time of grant.

The above responses to your inquiry are presented for discussion and subject to further clarification as requested.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Rositano, Jr.

Chief Executive Officer